UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated August 22, 2007.

Exhibit 1

SFL – 2Q 2007 Presentation

Press release from Ship Finance International Ltd. August 22, 2007

Please find enclosed the presentation of the Preliminary Second Quarter Results held Wednesday, August 22, 2007 in the link below.

Presentation of 2nd quarter 2007 results

http://hugin.info/134876/R/1148482/219421.pdf

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: August 22, 2007	By /s/ Lars Solbakken
Name: Lars Solbakken Title: Chief Executive Officer Ship Finance Management AS